UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 17, 2016

FIRST INTERSTATE BANCSYSTEM, INC.

(Exact name of registrant as specified in its charter)

Montana	001-34653	81-0331430
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

401 North 31st Street, Billings, MT	59116
(Address of Principal Executive Offices)	(Zip Code)

(406) 255-5390

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CRF 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On November 17, 2016, First Interstate BancSystem, Inc. (“First Interstate”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cascade Bancorp, pursuant to which Cascade Bancorp will merge with and into First Interstate, with First Interstate as the surviving entity (the “Merger”). Immediately following the Merger, Bank of the Cascades will merge with and into First Interstate Bank. Under the terms of the Merger Agreement, each outstanding share of Cascade Bancorp common stock will convert into the right to receive 0.14864 shares of First Interstate common stock and $1.91 in cash, without interest. Based on the closing price of First Interstate’s stock price on November 16, 2016, the merger consideration represents a purchase price of $7.60 per Cascade Bancorp common share, or an estimated aggregate value of approximately $589 million.

The Merger Agreement also provides that, among other things, two members of the Cascade Bancorp board of directors will join the board of directors of First Interstate upon consummation of the Merger.

As a part of the transaction, First Interstate shareholders are required to approve amendments to First Interstate’s Articles of Incorporation, which provide for certain procedures and voting requirements in the case of certain transactions, including a change in control of First Interstate, or transactions involving the holders of First Interstate Class B common stock. However, the voting requirements do not apply in certain instances in which the holders of First Interstate Class A common stock and Class B common stock would receive the same consideration.

The Merger Agreement includes customary representations and warranties made by First Interstate and Cascade Bancorp, each with respect to its and its subsidiaries’ businesses. Each party has also agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

The Merger has been unanimously approved by the boards of directors of each of First Interstate and Cascade Bancorp and is expected to close in mid-2017. The Merger is also subject to approval by each company’s shareholders as well as regulatory approvals and other customary closing conditions. The Merger Agreement provides certain termination rights for both First Interstate and Cascade Bancorp and further provides that a termination fee of $22,097,579 will be payable by either First Interstate or Cascade Bancorp, as applicable, upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated into this report by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding First Interstate or Cascade Bancorp, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding First Interstate, Cascade Bancorp, their respective affiliates or their respective businesses, which will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of First Interstate and Cascade Bancorp and a prospectus of First Interstate, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of First Interstate and Cascade Bancorp make with the Securities and Exchange Commission (the “SEC”).

Item 8.01	Other Events

On November 17, 2016, First Interstate and Cascade Bancorp issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1.

In addition, First Interstate intends to provide supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the slides that will be made available in connection with the presentations is attached hereto as Exhibit 99.2.

Forward-Looking Statements

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements give First Interstate’s and Cascade Bancorp’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving First Interstate and Cascade Bancorp, including future financial and operating results, expected cost savings, expected impact on future earnings, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time. Forward-looking statements speak only as of the date they are made and you are cautioned not to place undue reliance on any forward-looking statement. We assume no duty to update forward-looking statements.

In addition to factors previously disclosed in First Interstate’s and Cascade Bancorp’s reports filed with the SEC, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the Merger, including approval by First Interstate’s and Cascade Bancorp’s shareholders, on the expected terms and schedule; delay in closing the Merger; difficulties and delays in integrating the businesses of First Interstate and Cascade Bancorp or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Additional Information and Where to Find It

This communication is being made with respect to the proposed transaction involving First Interstate and Cascade Bancorp. This material is not a solicitation of any vote or approval of the First Interstate or Cascade Bancorp shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents that First Interstate and Cascade Bancorp may send to their respective shareholders in connection with the proposed Merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Merger, First Interstate will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of First Interstate and Cascade Bancorp and a prospectus of First Interstate, as well as other relevant documents concerning the proposed Merger. Before making any voting or investment decisions, investors and shareholders are urged to read the Registration Statement and the joint proxy statement/prospectus regarding the proposed Merger, as well as any other relevant documents filed with the SEC and any amendments or supplements to those documents, because they will contain important information. Both First Interstate and Cascade Bancorp will mail the joint proxy statement/prospectus to their respective shareholders. Shareholders are also urged to carefully review and consider each of First Interstate’s and Cascade Bancorp’s public filings with the SEC, including, but not limited to, their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Copies of the Registration Statement and joint proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about First Interstate and Cascade Bancorp, may be obtained as they become available at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Interstate at www.fibk.com or from Cascade Bancorp at www.botc.com.

First Interstate, Cascade Bancorp and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of First Interstate’s and Cascade Bancorp’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of First Interstate and their ownership of First Interstate common stock is set forth in the proxy statement for First Interstate’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 4, 2016. Information about the directors and executive officers of Cascade Bancorp and their ownership of Cascade Bancorp’s common stock is set forth in the proxy statement for Cascade Bancorp’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 13, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01.	Financial Statements and Exhibits.

(a)	Not Applicable.

(b)	Not Applicable.

(c)	Not Applicable.

(d)	Exhibits

Exhibit No.	Description

Exhibit 2.1	Agreement and Plan of Merger by and between First Interstate BancSystem, Inc. and Cascade Bancorp, dated as of November 17, 2016.*

Exhibit 99.1	Joint Press Release dated November 17, 2016.

Exhibit 99.2	First Interstate BancSystem, Inc. Presentation dated November 17, 2016.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRST INTERSTATE BANCSYSTEM, INC.

Dated: November 17, 2016	By:	/s/ Kevin P. Riley
Kevin P. Riley
President and Chief Executive Officer